China Yuchai International Announces Divestment of Interest in Passenger Vehicle Joint Venture

Singapore, Singapore – October 2, 2014 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) has divested its entire 70% shareholding interest in Jining Yuchai Engine Company Limited (“Jining Yuchai”), its diesel car engine manufacturing joint-venture with Zhejiang Geely Holding Group Co., Ltd.

Jining Yuchai was established in 2008 to develop and manufacture diesel engines for passenger vehicles in China. GYMCL made the decision to exit from this joint-venture after discussions with the other shareholder in Jining Yuchai.

The financial impact of this divestiture is being evaluated by the Company and will be announced when it has been determined.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com